May 17, 2016
Attention:    Bryan Pitko, Attorney Advisor
                     Perry Hindin, Special Counsel

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:  Champion Industries, Inc.
         Amendment No. 1 to Schedule 13E-3
  Filed April 6, 2016
      File No. 5-82429

     Revised Preliminary Proxy Statement
     Filed April 6, 2016
     File No. 0-21084

Gentlemen:

We are in receipt of your letter dated May 6, 2016 providing comments on the referenced filings for Champion Industries, Inc. (the “Company”). The Company’s responses are set forth in the following pages and are keyed to the staff’s comment letter.

Schedule 13E-3

General

1. Please include a date on the signature page. Please also add the Company to the signature page.

Company Response:

The Company will file Amendment No. 2 to its Schedule 13E-3 and add the Company to the signature page along with the appropriate date of the signatures.

Introduction, page 3

2. We note your disclosure identifying additional filing persons in this section. Please revise the cover page of Schedule 13E-3 to identify each of the designated filing persons.

Company Response:

The following statement has been added to the cover of the Schedule 13E-3:

Joined by:  Marshall T. Reynolds, Harrah and Reynolds Corporation, Glenn W. Wilcox, Sr., Phillip E. Cline,
Neal W. Scaggs, Louis J. Akers, Adam M. Reynolds, and Justin T. Evans

Preliminary Proxy Statement

General

3. Please revise the proxy statement and form of proxy to clearly mark them as “Preliminary Copies.” Please refer to Exchange Act Rule 14a-6(e)(1).

Company Response:

The Company will file Amendment No. 2 to its Preliminary Proxy and add "Preliminary Copy" to the proxy statement and form of proxy.

4. Please revise the first page of the proxy statement to include, in bold text, a statement indicating that “Neither the SEC nor any state securities regulatory agency has approved or disapproved the transaction…” Please refer to Exchange Act Rule 13e-3(e)(1)(iii) and the Instructions to paragraph (e)(1).

Company Response:

The Company will file Amendment No. 2 to its Preliminary Proxy and add the following:

"NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE."

5. Please revise to clarify whether affiliated shareholders will be cashed out in the proposed transaction.

Company Response:

The following clarification has been added as a bullet point in the Summary of Material Terms of Reverse Stock Split and Related Transactions, page 2:

"To the extent any shareholder, including any affiliated shareholder, owns a number of pre-split shares that is greater than 200 but is not evenly divisible by 200, then the fractional shares of such shareholder (including any affiliated shareholder) resulting from the proposed reverse stock split would be cashed out at $0.30 per pre-split share.  The maximum amount payable to anyone shareholder (including any affiliated shareholder) would be $59.70 (199 pre-split shares at $0.30 per pre-split share)."

6. Where you discuss determinations with respect to the procedural and substantive fairness of the proposed transaction, please indicate whether this fairness determination applies to unaffiliated security holders. Please refer to Item 1014(a) of Regulation M-A.

Company Response:

The following statement  has been added in several places in the Preliminary Proxy Statement, including (a) in the Summary of Material Terms of Reverse Stock Split and Related Transactions, on page 6 in the bullet point discussing the Board’s fairness determination  (all page references in this response letter are to the as-filed version that was commented upon by Staff), (b) at the very end of  Special Factors-Deliberations of the Board and Special Committee, on page 17, and (c) in the first paragraph of Special Factors - Fairness of the Proposed Reverse Stock Split, on page18:

“Without limitation, the Special Committee and the Board concluded that the proposed reverse stock split (including the proposed cash-out price) is fair both procedurally and substantively to unaffiliated security holders.”

Summary of Material Terms of Reverse Stock Split and Related Transactions, page 4

7. Please revise to specify the “certain benefits” that Cashed-Out Stockholders will not receive following the proposed reverse stock split. Refer to Item 1013(d) of Regulation M-A. Please also note that Instruction 2 thereto requires that benefits and detriments be quantified to the extent practicable.

Company Response:

The following text has been inserted in that section of the Preliminary Proxy Statement to make the requested clarification:

"Specifically, Cashed-Out Shareholders would not enjoy the benefits of (a) the annual savings that the Company anticipates it would experience by no longer being a public reporting company (estimated at approximately $220,000 annually, offset in the first year by transaction costs that are anticipated not to exceed $150,000), (b) any subsequent potential beneficial impacts those anticipated annual savings might have in terms of helping restore the Company to profitability and/or grow profitability after and if it is restored (although there can be no assurance that profitability will be restored or will grow if and after it is restored); and (c) if profitability is restored, use by the Company of deferred tax benefits (net operating loss carrying-forwards) that cannot be used unless and until the Company achieves positive taxable income."

8. We note your statement on page 6 that the Chaffe valuation report was not a fairness opinion. Please discuss the material differences between a valuation and a fairness opinion for purposes of assessing how the report provided by Chaffe contributed to the Board’s determination that the proposed transaction was fair to non-affiliated shareholders.

Company Response:

The Company will file Amendment No. 2 to its Preliminary Proxy and add the following:

"As noted above, neither the Board nor the Special Committee obtained a fairness opinion and the Chaffe valuation report was not a fairness opinion. One of the significant differences between a fairness opinion and a valuation is the objective third party opinion of the fairness of the proposed transaction. The other major difference between a fairness opinion and valuation is the cost to the Company. The Company’s board considered the monetary value and share volume of the proposed transaction and determined it was the most prudent to engage Chaffe to perform a valuation of the Company’s stock to considered when determining a cash out price and fairness to those shareholders cashed out."

Special Factors

Purpose and Reasons for the Reverse Stock Split, page 9

9. Please revise to indicate why you determined to conduct the proposed reverse stock split at this time. See Item 1013(c) of Regulation MA and Instruction 1 to Item 1013.

Company Response:

The Company will file Amendment No. 2 to its Preliminary Proxy and add the following:

"The Company determined to conduct the proposed stock split at this time to cash out shareholders with less than 200 shares. The Company’s management believes this will ultimately get the Company below 300 shareholders of record and allow it to become a technically private company; relieving the Company of its Exchange Act filing and compliance requirements. This will allow the Company to take advantage of cost and time resource savings which will help reduce losses or increase profitability, as the case may be. The monetary cost savings could be redirected to improve operations through capital investments such as new equipment or business lines, greater cash flow to further take advantage of prompt payment discounts on its trade payables, improved information systems to get information to management in a timelier manner and streamline business activity, and/or improve wages and benefits packages to attract and retain quality personnel. In addition, the Company’s management can reallocate the time savings to strategic matters and business initiatives such as the Company’s sales structure, information systems, work flow processes, and current and future business lines."

10. Please revise to provide your basis for management’s stated belief that savings from the absence of SEC-reporting obligations “may in fact be higher ultimately.”

Company Response:

This statement related to the time savings or “soft costs” associated with the estimated savings of this transaction. The Company will file Amendment No. 2 to its Preliminary Proxy and add the following:

"The Special Committee reviewed the above estimated soft costs as opportunity costs which are derived from the estimated dollar savings of time of the CFO, Controller and Staff associated with the reporting and compliance function of the Company. This cost savings is more subjective.  However, management and the Special Committee (and ultimately the Board) believed that it can be reasonably assumed that the time spent doing more productive activities would at a minimum pay for itself.  Management believed that these particular savings may in fact be higher ultimately, although there can be no assurance that this will be the case or that the estimated savings will be as estimated. Management’s basis for this assertion was derived from the belief that the time savings would be significant for key parts of its staff and management and this would allow those individuals and groups to reallocate that time to projects and initiatives that will ultimately reward the Company and its shareholders through improved performance. This is difficult to quantify but can be reasonably assumed to have credence for a smaller reporting company with limited resources that is recovering from financial hardships created by a multiplicity of factors that have been well documented in the Company’s financial filings over the past several years.  The Special Committee and ultimately the Board also concluded that the time and uninterrupted focus that can be diverted to operations and business fundamentals are what is needed for the Company as it pursues its goals of returning to profitability and ultimately growing profitability."

11. Please revise to explain your statement with respect to a potential stock price in excess of $5 and the Special Committee’s understanding that “that shares trading at less than $5 per share are not eligible for margin” and why this represents an advantage of the proposed transaction.

Company Response:
The following text has been inserted in referenced section of the Preliminary Proxy Statement to make the requested revision and clarification:

“With respect to the Special Committee’s understanding with respect to the shares trading at less than $5 per share are not eligible for margin, a member of the Special Committee (Mr. Akers) used to work for a regional securities firm, and indicated to the Special Committee that generally such firms do not allow shares trading at less than $5.00 per share to be used for margin purposes. The Special Committee believed that, to the extent that is the case, and to the extent that given the then recent trading range of the Company's Class A Common Stock, it was reasonably likely that such stock probably would trade at more than $5.00 per post-split share following the reverse stock split and that such shares might be more likely to be usable for margin purposes.  Shareholders interested in this issue should consult with their investment representatives and financial advisors to determine whether and on what terms the securities firms with which they deal (a) presently allow or do not allow use of Company's Class A Common Stock for margin purposes and/or (b) would allow any shares of such stock to be used for margin purposes after the proposed reverse stock split if it is approved by shareholders and is subsequently completed.”

Deliberations of the Board and Special Committee, page 11

12. Please revise explain why the proposed stock split would allow the Company to more quickly restore and grow profitability as compared to “continuing the status quo.” Please specifically address how the financial position of the Company and the state of the industries in which it operates contributes to this conclusion.

Company Response:

The Company will file Amendment No. 2 to its Preliminary Proxy and add the following:

"The Company, its Board of Directors, nor its Management believe the reverse stock split itself will be a change factor for better performance of the Company, but the reverse stock split is a vehicle the Company can use to reduce costs and redirected time resources resulting from regulatory and reporting compliance cessation post reverse split; assuming the Company’s shareholders of record are reduced below 300 and the Company is able to deregister with the SEC.

Management believes these actions would allow the Company to restore and grow profitability more quickly as compared to continuing the status quo of remaining a publicly traded company. Management holds this belief because there are hard costs that will be eliminated and time freed for Management that the Company can allocate to investments that produce returns as opposed to consuming them. This is not to say that reporting to shareholders is unimportant to the Company or its Management, but rather given the requirements and associated costs of such requirements for all publicly traded companies, with no consideration to size beyond filer status, it no longer is practical for the Company to continue as a publicly traded company given its performance over the last several years, as well as the condition and changing nature of the industries in which it operates. The Company will continue to have its annual financials audited and report financial information to shareholders, but on an annual basis via its annual report only and through quarterly updates which will be substantially less in scope than the Form 10-Q requirements; assuming the reverse split and subsequent deregistration are consummated.

The Company’s financial performance over the last several years has left the Company with limited capital resources. Although many of the stresses, including debt structure and repayment pressures, declining sales, and asset disposals have been addressed and the Company is stable from a cash flow standpoint on a day to day basis, the Company needs all of Management’s time and financial resources it can get to incrementally improve operations and return to financial health.

The industries in which the Company operates, principally commercial printing and office products, have been heavily impacted by advancements in digital products. This is not to say these industries are dying, but the demand capacity is no longer what it once was. Meaning there is a need for these products, but there is currently excess supply capacity. The Company’s Management believes it is well positioned to survive given its customer relationships and its focus on providing service and solutions, but Management understands there are areas where improvement is needed to better serve its customer base as well as prospective customers it tries to attract. These include a more robust ecommerce platform, customizable portals for print and office product management, potentially new equipment to enhance efficiency and drive down costs, and the addition of new capabilities and product lines to reach a wider range of customers in addition to enhancing its product offering to current customers. These, among other reasons discussed herein, both actual and theoretical, are the reasons the Company’s Board of Directors and its Management believe the reverse split and subsequent deregistration would aid in a quicker recovery and return to profitability."

Fairness of the Proposed Reverse Stock Split, page 18

13. Please revise to specify, if true, that all filing persons under Schedule 13E-3 adopted the analysis and conclusions of the Special Committee and Board with respect to the determination as to whether the proposed transaction is fair to unaffiliated shareholders.

Company Response:

The following text has been inserted in the referenced section of the Preliminary Proxy Statement to make the requested revision and clarification:

"As used in this Proxy Statement, the term "Affiliates/Additional 13E-3 Filing Persons" refers collectively to Marshall T. Reynolds, Harrah and Reynolds Corporation, the members of the Company's Board of Directors (Marshall T. Reynolds, Chairman, Louis J. Akers, Phillip E. Cline,  Neal W. Skaggs, and Glenn W. Wilcox, Sr.), Adam M. Reynolds (President and Chief Executive Officer) and Justin T. Evans (Senior Vice President and Chief Financial Officer). Each of the  Affiliates/Additional 13E-3 Filing Persons has joined in and is thus an additional filing person as to the Company's Schedule 13E-3 (which, as noted above, is incorporated herein by reference), and has adopted the analysis and determinations of the Board and the Special Committee including, without limitation, the determinations and conclusions that the proposed transaction is both procedurally and substantively fair to unaffiliated shareholders."

14. We note your statement that the Special Committee and Board believe the proposed reverse stock split is both substantively and procedurally fair to the Company’s shareholders including potential cashed-out shareholders. Please revise the disclosure to expressly state whether the Board of Directors reasonably believes that the Transaction is fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Also refer to Question No. 19 of the Exchange Act Release No. 34-17719 (April 13, 1981).

Company Response:

The following text has been inserted in the referenced section of the Preliminary Proxy Statement to make the requested revision and clarification:

“Without limitation, the Special Committee and the Board of Directors reasonably believe that the proposed transaction is both procedurally and substantively fair to unaffiliated shareholders."

15. With respect to each factor considered in assessing fairness, please state whether, and to what extent, a filing person believes that the factor supported or detracted from its conclusion that the transaction is fair to unaffiliated security holders.

Company Response:

The following new text has been inserted in the below-referenced sections/pages of the Preliminary Proxy Statement (all page references are to the Preliminary Proxy Statement as commented on by Staff), in order to make the requested revision and clarification:

In Special Factors - Substantive Fairness section, after the bullet points listing factors that the Special Committee and Board considered along with the draft Chaffe Report:

“Each of the Affiliates/Additional 13E-3 Filing Persons, in reaching the same conclusions as to substantive fairness to unaffiliated shareholders and all other shareholders, likewise considered the draft Chaffe Report and each of the other factors set forth in the above bullet points.  That is, the Affiliates/Additional 13E-3 Filing Persons also considered the draft Chaffe Report along with the existing limited trading market and liquidity of the Company's shares, the trading and price history of those shares including the above-referenced VWAP of $0.24/share,  the opportunity for Cashed-Out Shareholders to get a cash payment for their post-split fractional shares at a price ($0.30 per pre-split share) that reflects a 25% premium to such VWAP and a 42.9% premium to the $0.21/share high end of the Chaffe draft report's fair valuation range, the opportunity for Cashed-Out Shareholders to get such cash payment for their shares without having to pay any transaction costs, the that purchasing all resulting post-split fractional shares after the proposed reverse stock split will affect only a small number of shares  (less than 1% of all the outstanding shares, namely only 0.78% approximately), and the fact that purchasing all resulting post-split fractional shares will not result in any material change to the ownership of the Company's controlling shareholders in its Class A Common Stock.”

On p. 20, after the discussion noting that the Special Committee and Board, in reaching their respective determinations and conclusions that the proposed transaction was substantively fair to all shareholders, including unaffiliated shareholders, gave the greatest weight to the fact that Cashed-Out Shareholders to get a cash payment for their post-split fractional shares at a price ($0.30 per pre-split share) that reflects a 25% premium to such VWAP and a 42.9% premium to the $0.21/share high end of the drafts Chaffe report's fair valuation range:

"Each of the Affiliates/Additional 13E-3 Filing Persons, in reaching the same conclusions as to substantive fairness to unaffiliated shareholders and all other shareholders, likewise gave the greatest weight to the fact that Cashed-Out Shareholders would have the opportunity to get a cash payment (without paying any transaction costs) for their post-split fractional shares at a price ($0.30 per pre-split share) that reflects a 25% premium to such VWAP and a 42.9% premium to the $0.21/share high end of the Chaffe draft report's fair valuation range."

In Special Factors - Procedural Fairness section:

On p. 21, after the discussion of the various factors considered by the Board and Special Committee in reaching their respective determinations and conclusions that the proposed transaction was procedurally fair to unaffiliated shareholders and all other shareholders:

"Each of the Affiliates/Additional 13E-3 Filing Persons, in reaching the same conclusions as to procedural fairness to unaffiliated shareholders and all other shareholders, likewise adopted the same analysis, determinations and conclusions as used by the Special Committee and the Board. Thus, without limitation, the Affiliates/Additional 13E-3 Filing Person concluded that it was not necessary to have a separate representative to negotiate with the Board concerning the proposed transaction and the terms thereof, because the Special Committee of independent Directors would adequately represent and consider their interests; that the costs of obtaining a fairness opinion would outweigh potential benefits thereof in this context where so few shares would be cashed out (approximately 88,000 shares or 0.78% of outstanding shares) and shareholders had the opportunity and choice to avoid being cashed out if they so desired by buying additional shares so they would have at least 200 pre-split shares at the time of the proposed transaction; and that Cashed-Out Shareholders would have statutory dissenters' appraisal rights."

16. Amongst the material factors listed in the Board’s fairness determination, please revise to indicate, to the extent practicable, the weight assigned to each factor. See Item 1014(b) of Regulation M-A.

Company Response:

The Company will file Amendment No. 2 to its Preliminary Proxy and add the following:

"The Special Committee and the Company’s Board of Directors considered all factors independently from the others and focused on the factors that were most advantageous to Cashed-Out Shareholders. Specifically, the Special Committee and the Board placed the greatest weight on having a cash-out price that represented a premium to (a) the Company’s stock price performance as measured by its VWAP of twenty four cents ($0.24) per share and the last trading price prior to the Special Committee’s final meeting on January 13, 2016 ($0.25 cents/share) and (b) the high end of the Chaffe draft valuation report ($0.21 cents per share). The Special Committee and the Board also considered the materiality and monetary value of the transaction itself in its determination of the cash out price and ultimate fairness of that price."

17. Please revise your disclosure in this section to indicate whether, and to what extent, the Company considered net book value, going concern value, and liquidation value in reaching its determination as to the fairness of the transaction to non-affiliated shareholders. Please refer the requirements under (iii), (iv) and (v) of Instruction 2 to Item 1014 of Regulation M-A.

Company Response:

The Company will file Amendment No. 2 to its Preliminary Proxy and add the following:

"The Special Committee and the Company’s Board of Directors considered net book value, going concern value, and liquidation value in reaching its determination of the fairness of the transaction to all shareholders, including non-affiliated shareholders. The net book value was considered, ($0.18) and ($0.12) per share, without and with consideration of the exercise of outstanding warrants, respectively, as of the Company’s fiscal year end on October 31, 2015. The liquidation value was considered but did not show a return to shareholders as liabilities would ultimately outweigh assets in liquidation. The going concern value, and its different valuation methodologies discussed herein, was ultimately considered to be the most advantageous value method to determine the cash out price and fairness of the transaction."

18. Please indicate how the fifth and sixth bullets under the “Substantive Fairness” heading contributed to a determination that the proposed reverse stock split was fair to non-affiliated shareholders.

Company Response:

The following new text has been inserted in the below-referenced section and page of the Preliminary Proxy Statement (all page references are to the Preliminary Proxy Statement as commented on by Staff), in order to make the requested revision and clarification:

In Special Factors - Substantive Fairness section:

On p. 19, after the 5th and 6th bullet points listing factors that the Special Committee and Board considered:

"Regarding the factors in the last two bullet points (5th and 6th factors), the Special Committee and Board determined that the proposed cash-out price, and particularly the level of premiums to both VWAP and the  high end of the draft Chaffe report's range of fair value for shares of the Company's Class A Common Stock, were fair in part because such premiums were believed to be particularly significant and fair premiums given the relatively small number of shares affected and the immaterial impact that the proposed transaction would have on shareholders' percentage ownership of such shares (including without limitation the controlling shareholders' percentage ownership of such shares). If the number and percentage of shares affected had been significantly different, a different premium might have been selected."

Third Party Valuation Report, page 23

19. We note references to several versions of draft valuation reports provided by Chaffe, including:

•	December 31, 2015 draft valuation report reviewed by the Special Committee on January 4, 2016; and

•	January 7, 2016 final draft valuation report reviewed by the Special Committee on January 11, 2016.

Please revise this section to identify any material differences between Chaffe’s initial draft valuation report on January 4, 2016 and the final draft valuation report on January 7, 2016 and the reasons for any such differences. Please also indicate whether the January 7th report represents the “final” report received from Chaffe and, if so, why the report is referred to as a “draft.”

Company Response:

The Company will amend its filing and include a statement that there were no material differences between the reports.

The report received by Chaffe on January 7, 2016 was the final report the Special Committe and the Company's Board considered in the determination of the cash out price and the fairness of the transaction.

The Company will file Amendment No. 2 to its Preliminary Proxy and add the following:

"In addition, the valuation report received by the Company on January 7, 2016 was only considered a draft due to its informal presentation but all financial calculations and estimated values per share were final. This report was considered by the Special Committee and Board to determine the cash out price and ultimate fairness of the transaction."

20. We note your disclosure that management provided Chaffe with 12-month trailing unaudited operating results for the 12 months ended July 31, 2015 and with projections of consolidated operating results for FYE 2016. Please revise to disclose those projections in the text of the proxy statement. Please also revise to disclose any material assumptions upon which the projections are based.

Company Response:

The Company will amend its filing and include the projections and assumptions in the text of the proxy statement.

21. We note that the January 7, 2016 final draft valuation report from Chaffe includes reference to additional assumptions and limiting conditions. Please revise your disclosure in this section to identify and discuss all material assumptions and limiting conditions applicable to Chaffe’s valuation report.

Company Response:

In the relevant portion of the Preliminary Proxy Statement, we have provided the following revision to address this comment:

Chaffe’s draft report was subject to the following assumptions and limiting conditions:

(a)           The conclusion of value stated herein is only valid for the reported purpose and stated party(ies) as of the Valuation Date.

(b)           The report and its conclusion of value are for the exclusive use of Chaffe & Associates, Inc.'s (“Chaffe's”) client for the sole and specific purposes reported. Any other use is forbidden. Furthermore, the report and conclusion of value are not intended by the author, and should not be construed by the reader, to be investment or tax advice. The conclusion of value represents the considered opinion of Chaffe, based on information furnished to it by Chaffe's client and other sources.

(c)           Chaffe considered information from the current management of the Company concerning the past, present, and prospective operating results of the Company.

(d)           Financial statements and other related information provided by Chaffe's client or its representatives, in the course of this engagement, have been accepted without any verification as fully and correctly reflecting the enterprise's business conditions and operating results for the respective periods, except as specifically noted herein. Chaffe has not audited, reviewed, or compiled the financial information provided, and it expresses no audit opinion or any other form of assurance on this information.

(e)           Chaffe provides no assurance on the forecasted results or related assumptions. Events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.

(f)           Except as noted, Chaffe relied on the representations of the owners, management, and other third parties concerning the value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in the report. Chaffe has not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances or that the entity has good title to all assets.

(g)           Chaffe obtained public, industry, and statistical information from sources it believes to be reliable. Chaffe makes no representation as to the accuracy or completeness of such information and performed no procedures to corroborate the information.

(h)           Where noted, Chaffe relied on the work and opinions of others. Chaffe assumes no responsibility for this information and makes no representations on its fitness.

(i)           The conclusion of value is based on the assumption that the current level of management expertise and effectiveness will continue, and that the nature of the enterprise through any sale, reorganization, exchange, or diminution of the owners' participation will not change materially or significantly, except when noted otherwise.

(j)           The contents of the report (including, but not limited to, the conclusion of value, the identity of any valuation specialist(s), or the firm with which such valuation specialists are connected or any reference to any of their professional designations) may not be disseminated to the public through any means of communication without the prior written consent and approval of Chaffe.

(k)           Future services regarding the subject matter of the report, including, but not limited to testimony or attendance in court or updating the report, shall not be required of Chaffe unless previous arrangements have been made in writing.

(l)           Chaffe is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Chaffe has not independently determined whether its client is subject to any present or future environmental liability nor the scope of any such liabilities. Chaffe neither conducts nor provides environmental assessments and has not performed one for the subject property. Any person entitled to rely on the report, wishing to know whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. Chaffe's valuation takes no such liabilities into account, except as they have been reported to Chaffe by the client or by an environmental consultant working for the client, and then only to the extent that the liability was reported in an actual or estimated dollar amount. Such matters, if any, are noted in the report. To the extent such information has been reported, Chaffe relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

(m)           Chaffe did not do a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this valuation does not consider the effect, if any, of noncompliance.

(n)           No change of any item in this appraisal report shall be made by anyone other than Chaffe. Chaffe has no responsibility for any such change(s).

(o)           Unless otherwise stated, Chaffe made no effort to determine the possible effect, if any, on the subject business due to future Federal, state, or local legislation.

(p)           Special valuation rules for federal gift and estate taxes under Chapter 14 of the Internal Revenue Code of 1986 do not apply to this engagement.

It is believed that these assumptions and limiting conditions are reasonable for the limited scope of engagement and the intended use of the valuation analysis and conclusions by the Special Committee and the Board as one factor to be considered in their evaluation of the proposed transaction and their analysis of whether it was substantively and procedurally fair to nonaffiliated shareholders and all other shareholders.  To the extent that Chaffe used forecasted results or related assumptions, as referenced in item (e) above, there can be no assurance that forecasted results will be achieved.  Regarding item (f) above, it should be noted that, that no separate appraisals or valuations were obtained by Company for the purposes of the evaluation of the proposed transaction by the Special Committee and the Board.  It was believed that the likely costs thereof would substantially outweigh the potential benefits thereof, in light of the limited nature of, and the other estimated transaction costs of, the proposed transaction.  It is also acknowledged as discussed elsewhere, that the draft Chaffe report was not, and may not be considered, a fairness opinion.  Here, the draft Chaffe report was just one factor considered by the Special Committee and the Board in their analysis of fairness, as further discussed in other portions of this proxy statement.”

22. Please disclose the companies selected for purposes of Chaffe’s peer group analysis.

Company Response:

The Company will amend its filing and include the companies selected for purposes of Chaffe's peer group analysis.

23. Please indicate how Chaffe determined the applied weightings for each of the peer group valuation metrics in its peer group analysis.

Company Response:

The Company will file Amendment No. 2 to its Preliminary Proxy and add the following:

"For the guideline public peer company analysis, no weighting was applied to trailing twelve month Price/Earnings metric because it resulted in a value indication that was not meaningful.  Enterprise Value / EBITDA indications were weighted more heavily than other metrics because it is not as influenced by differences in capital structure and depreciation methods between firms.

For the merger transaction analysis, similarly, no weighting was applied to trailing twelve month Price/Earnings metric because it resulted in a value indication that was not meaningful.  Enterprise Value/EBITDA is also considered to be an important metric, but it was given a lower overall weighting relative to the guideline public company analysis because the Enterprise Value/trailing twelve month EBITDA metric resulted in an figure that was not meaningful.

Therefore, the metrics that were relevant, or returned a positive value, were given higher weight than those that did not. Chaffe’s approach favored the going concern assumption which was more favorable and fair to shareholders both affiliated and unaffiliated when considering that liquidation, orderly or disorderly, was thought to have no value to shareholders."

24. Please revise to identify the specific market data Chaffe used to determine the “size discount” and “control premium” for purposes of the cash flow model.

Company Response:

The Company will file Amendment No. 2 to its Preliminary Proxy and add the following:

“Chaffe used the Morningstar Valuation Year 2015 size category of 10, which includes firms with market capitalization of between $1.6 million and $219.0 million, to determine the size premium to apply to the Company in its valuation of the Company. The size premium is determined by return in excess of (“CAPM”) or Capital Asset Pricing Model for firms within this category.

Chaffe used the Factset Mergerstat Control Premium Study of R.R. Donnelley and Sons Co. and Consolidated Graphics transaction effective January 31, 2014 to determine the control premium to apply in its valuation of the Company.”

Certain Effects of the Proposed Reverse Stock Split on the Company’s Shareholders, page 26

25. This section discloses the effects on affiliates, stockholders with fewer than 200 shares and stockholders with at least 200 shares. However, Item 1013(d) of Regulation M-A requires the Company to address the impact on “unaffiliated security holders” as well. See Item 1013(d) of Regulation M-A. Please revise the disclosure accordingly.

Company Response:

In the relevant portion of the Preliminary Proxy Statement, we have provided the following revision to address this comment:

“This section also discloses the effects on unaffiliated security holders. When any discussion refers to cashed-out shareholders, such discussion would apply to any unaffiliated security holders that are also cashed-out shareholders.  Unless expressly stated otherwise, the following discussion of benefits and detriments of the proposed transaction are to be understood as referring to all shareholders, including unaffiliated security holders.”

Benefits, page 29

26. We note your disclosure on page 29 of various “benefits and advantages to the Company, its continuing shareholders after such split and to Cashed-Out Shareholders.” However, many of the benefits identified would appear applicable only to the Company and continuing shareholders after the proposed transaction. For example, it is unclear how cashed-out shareholders would benefit from estimated savings from the absence of SEC reports, greater confidentiality of sensitive information, or streamlining of corporate governance. Please revise.

Company Response:

In the relevant portion of the Preliminary Proxy Statement, we have provided the following revision to address this comment:

“It should be noted that the above benefits that will accrue the proposed reverse stock split would not benefit Cashed-Out Shareholders.  For example, Cashed-Out Shareholders would not benefit from the estimated savings from the absence of SEC reports, greater confidentiality of sensitive information, or streamlining of corporate governance.”

Detriments, page 30

27. Please explain why statutory dissenters’ rights represent a detriment or disadvantage of the proposed transaction for to the Company, its continuing shareholders and cashed-out shareholders.

Company Response:

In the relevant portion of the Preliminary Proxy Statement, we have provided the following explanation and clarification to address this comment:

“It should be noted that the potential additional transaction costs that could be associated with the exercise of statutory dissenters’ rights would constitute a detriment to the Company and continuing shareholders, but not to Cashed-Out Shareholders.”

28. Please explain why continued application of anti-fraud provisions represents a detriment or disadvantage of the proposed transaction to the Company, its continuing shareholders and cashed-out shareholders. Please also indicate how imposing trading windows for insiders and providing shareholders with updates for material events “mitigates” this detriment.

Company Response:

In the relevant portion of the Preliminary Proxy Statement, we have provided the following explanation and clarification to address this comment:

“That is, the Company intends to continue to provide periodic financial statements and information concerning material events to its shareholders after the proposed reverse stock split, assuming it is approved and implemented; accordingly, the continuing costs associated with such disclosures could be viewed as a potential detriment.  On the other hand, this is somewhat mitigated by the Company’s intent to provide periodic financial statements and information concerning material events, coupled with imposing trading windows for insiders in conjunction therewith.”

Exhibit 99.7 – Final Draft Valuation

29. We note the limitation on reliance by shareholders in the draft valuation report provided by Chaffe . Because it is inconsistent with the disclosures relating to the report, the limitation should be deleted. Alternatively, disclose the basis for Chaffe’s belief that shareholders cannot rely upon the report to support any claims against Chaffe arising under applicable state law (e.g., the inclusion of an express disclaimer in Chaffe’s engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Chaffe would have no effect on the rights and responsibilities of either Chaffe or the board of directors under the federal securities laws.

Company Response:

In the relevant portion of the Preliminary Proxy Statement, we have provided the following explanation and clarification to address this comment:

"It should be noted that the draft Chaffe report was provided to the Special Committee and the Board solely for their use, as one factor among several, in analyzing and evaluating the fairness of the proposed transaction.  Chaffe specifically authorized disclosure of their report in SEC filings of the Company relating to the proposed transaction.  Because of the limitations in the engagement of Chaffe by the Special Committee for such limited purposes, the draft Chaffe report includes a limitation on reliance by shareholders.  Counsel for the Company has indicated that the availability of such a defense to Chaffe, as against shareholders, would ultimately have to be resolved by a court of competent jurisdiction.  As disclosed elsewhere in this proxy statement, the use of the draft Chaffee report by the Special Committee and the Board would be one factor that would tend to support their ultimate determinations and conclusions that the proposed transaction was fair to all shareholders, including unaffiliated shareholders and Cash-Out Shareholders, both substantively and procedurally.  The availability of any state-law defense to Chaffe, viz-a-vis the shareholders, would have no effect on the rights and responsibilities of either Chaffe or the board of directors of the Company under applicable federal securities law."

Finally, per your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Commission’s request. If there are any questions regarding the foregoing, or if I can be of any assistance to the Commission, please feel free to contact me at (304) 691-5050.

Very truly yours,

/s/Justin T. Evans
Justin T. Evans, Senior Vice President
And Chief Financial Officer